EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2013	2012		2011		2010		2009
Earnings:
Income/(loss) from continuing operations	$32,766	$(13,309)		$(40,744)		$(30,937)		$(12,585)
Add from continuing operations:
Interest on indebtedness (1)	36,058	45,234		52,817		49,140		48,310
Portion of rents representative of the interest factor	1,705	1,665		1,627		1,564		1,543
Total earnings	$70,529	$33,590		$13,700		$19,767		$37,268
Fixed charges from continuing operations:
Interest on indebtedness (1)	$36,058	$45,234		$52,817		$49,140		$48,310
Interest capitalized	5,870	3,679		1,752		1,340		444
Portion of rents representative of the interest factor	1,705	1,665		1,627		1,564		1,543
Fixed charges	$43,633	$50,578		$56,196		$52,044		$50,297

Ratio of earnings to fixed charges	1.62	—	(2)	—	(2)	—	(2)	—	(2)
(1) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(2) The ratio was less than 1:1 for the years ended December 31, 2012, 2011, 2010, and 2009 as earnings were inadequate to cover fixed charges by deficiencies of approximately $17.0 million, $42.5 million, $32.3 million, and $13.0 million, respectively.